

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Mr. James F. Westmoreland
Principal Executive Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, WA 99201

> **Re:** **Daybreak Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year ended February 28, 2013**
> **Filed May 28, 2013**
> **File No. 000-50107**

Dear Mr. Westmoreland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended February 28, 2013

Properties, page 17

Exploration Prospects, page 19

1. We note you disclose an estimate of the "gross recoverable reserve potential" relating to each of your undrilled future exploration prospects. However, it does not appear that the estimates attributed to undrilled future exploration prospects fulfill the requirements to be classified as reserves under Rule 4-10(a)(26) of Regulation S-X. Please revise your disclosure to refrain from disclosing estimated values of oil and gas resources other than reserves to comply with the Instruction to Item 1202 of Regulation S-K.

Reserves, page 19

2.   We note your disclosure on page 21, stating "there are no proved undeveloped reserves
        that have remained undeveloped for a period greater than five years." However, this
        assertion does not correlate precisely with our guidance on reserve disclosures.

        Please tell us the extent to which the proved undeveloped reserves disclosed as of
        February 28, 2013 will not be developed within five years since your initial disclosure of
        these reserves and confirm that you have plans to develop all of the new proved
        undeveloped locations added as of this date within five years, as is generally required
        under Rule 4-10(a)(31)(ii) of Regulation S-X.

        If any material amounts of proved undeveloped reserves are expected to remain
        undeveloped for five years or more after your initial disclosure, please disclose the
        reasons and circumstances to comply with Item 1203(d) of Regulation S-K.

3.   We note your proved undeveloped reserves increased from 137,550 bbls as of February
        29, 2012 to 206,890 bbls as of February 28, 2013, representing an increase of about 50%.
        However, as disclosed on page 62, it appears your estimated future development costs
        decreased from $1,431,250 as of February 29, 2012 to $1,044,380 as of February 29,
        2013. Please disclose the reasons for the absence of correlation between the changes in
        reserves and in your estimates of future development costs, including details sufficient to
        understand how the underlying properties or their composition, and plans for
        development, as may include methods or timing, have changed or differ between periods.

4.   Please expand your disclosure to state the minimum remaining terms of leases and
        concessions to comply with Item 1208(b) of Regulation S-K.

Summary Operating Data, page 22

5.   Please tell us the extent to which you have assigned proved undeveloped reserves to
        locations which are scheduled to be drilled after the expiration of the current lease. If
        your proved undeveloped reserves include such locations, please expand your disclosure
        here or in an appropriate section elsewhere within your filing to explain the steps you will
        take regarding an extension of your legal right to these leases. You may refer to Rule 4-
        10(a)(26) of Regulation S-X and the disclosure requirement set forth in FASB ASC
        paragraph 932-235-50-10, if you require further clarification or guidance.

Exhibit 99.1

6.   We note that the reserve report identifies in the "Table of Contents" a variety of information that does not appear to have be included in Exhibit 99.1. Please obtain and file a revised report from your engineers that includes this supplemental information or reflects changes to the Table of Contents, as necessary to render the report complete. For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2008/33-8995.pdf. Please ensure that your engineer is aware of the following requirements, which should be addressed in the revised report that you obtain in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g., prepared for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC)), and for whom it was prepared.

- The effective date of the report and the date on which the report was completed.

- The proportion of your total proved reserves covered by the report and the geographic area in which the covered reserves are located.

- The assumptions, data, methods and procedures used in the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

- A discussion of the primary economic assumptions (e.g., average realized prices, and the initial benchmark prices by product type for the reserves).

- A discussion of the possible effects of regulation on your ability to recover the estimated reserves.

- A discussion regarding the inherent uncertainties of the reserve estimates.

- A statement that the engineer has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

- A brief summary of the engineer's conclusions about the reserve estimates.

- The signature of the engineer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about comments on your property related information. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief